UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offer

On December 20, 2016, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), commenced, subject to the terms and conditions set forth in a confidential offering memorandum (the “Offering Memorandum”), a private offer to exchange its 6.75% Senior Notes due 2018 held by eligible holders for its newly issued 12.50% Senior Notes due 2024 (the “Exchange Offer”).

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the Exchange Offer.

The information contained in this report shall be deemed to be incorporated by reference into (1) the Offering Memorandum, dated December 20, 2016, with respect to the Exchange Offer and (2) the Offering Memorandum of Intelsat Connect Finance S.A., dated December 7, 2016, with respect to the exchange offers made pursuant thereto.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated December 20, 2016, entitled “Intelsat Announces Exchange Offer for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated December 20, 2016, entitled “Intelsat Announces Exchange Offer for Certain Notes of Intelsat (Luxembourg) S.A.”